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JAN 29 2010
Washington, DC
109

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 02474 ~~02-474~~

FACING PAGE

Infonnation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2008 (MM/DD/YY) AND ENDING October 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Coburn & Meredith, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Old Mill Lane
(No. and Street)

Simsbury (City) Connecticut (State) 06070 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Derway (860) 522-7171
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alfin, Fagin, Falce & Company, LLC
(Name - if *individual, state last, first, middle name)*

231 Farmington Avenue (Address) Farmington (City) Connecticut (State) 06032 Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claimsfor exemptionfrom the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91)

potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OLYD4S control number.

OATH OR AFFUMATION

I, Elizabeth Derway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coburn & Meredith, Inc., as of October 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

signature

Title

Notary Public

JULIA C. BRADLEY
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2014

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 156-3.
- ☒ 0) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☒ (m)A copy of the SIPC Supplemental Report. pursuant to SEC Rule 17a-5(e)(4) including Schedule of Assessment Payments
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALFIN, FAGIN, FALCE & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA, MBA
MICHAEL W. FAGIN, CPA, MSPA
ROBERT W. FALCE, CPA, CVA
ROBERT H. LONDON, CPA

JOSEPH A. BERNARDI, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@affcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Coburn & Meredith, Inc.
One Old Mill Lane
Simsbury, CT 06070

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to October 31, 2009, which were agreed to by Coburn & Meredith, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Coburn & Meredith, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Coburn & Meredith, Inc.'s management is responsible for the Coburn & Meredith, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended October 31, 2009 less revenues reported on the FOCUS reports for the period from November 1, 2008 to March 31, 2009 Schedule of Assessment Payments, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to October 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

January 18, 2010

Alfieri, Fagin, Falco & Company, LLC

Coburn & Meredith, Inc.
SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4) - Schedule of Assessment Payments
For the period 1/1/09 - 10/31/09

Form	Period	General Assessment	Amount Paid	Overpayment Applied	Balance Due	Date Paid	Collection Agent
SIPC - 4	1/1/09 - 3/31/09	150	(150)	-	-	12/31/2008	FINRA
SIPC - 6	4/1/09 - 4/30/09	512	(362)	(150)	-	6/5/2009	FINRA
SIPC - 7T	4/1/09 - 10/31/09	9,438	(8,926)	(512)	-	1/18/2010	FINRA

NOTE:
The amount paid from the SIPC - 4 was properly applied to the SIPC - 6 assessment balance.
The amount paid from the SIPC - 6 was properly applied to the SIPC - 7T assessment balance.

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
OCTOBER 31, 2009

NET CAPITAL:

Stockholders' Equity		$ 301,201
Less: Non-allowable assets -		
Advances to registered representatives	$ (43,298)	
Furniture and equipment	(112,868)	
Prepaid expenses	(42,882)	
Total Non-allowable Assets		(199,048)
Net Capital Before Haircuts on Securities Positions		102,153
Haircuts on trading securities		-
Net Capital		$ 102,153
Less: Net capital requirement (greater of $33,300, 6 2/3% of aggregate indebtedness of $499,479, $50,000 or requirements applicable for market makers, $6,000)		50,000
Net Capital in Excess of Requirement		$ 52,153

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of October 31, 2009) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 102,152
Adjustments:	
Rounding	1
Total Adjustments	1
Net Capital Per Above	$ 102,153